



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "SWOON CITY MUSIC LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF JANUARY, A.D. 2016, AT 4:24 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5950604 8100
SR# 20160486200

Authentication: 201754400
Date: 01-29-16

CERTIFICATE OF FORMATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:24 PM 01/29/2016
FILED 04:24 PM 01/29/2016
SR 20160486200 - File Number 5950604

Of

SWOON CITY MUSIC LLC

First: The name of the Limited Liability Company is SWOON CITY MUSIC LLC.

Second: The address of its registered office in the state of Delaware is 3500 South DuPont Highway Dover, DE 19901, County of Kent, Delaware. The name of its registered agent at such address is Interstate Agent Services, LLC.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date January 29th, 2016.

By: /S/ Doug Nevin
Name: Doug Nevin, Authorized Person